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                            November 1, 2021

       John Reed
       Chief Executive Officer
       Arhaus, Inc.
       51 E. Hines Hill Road
       Boston Heights, Ohio 44236

                                                        Re: Arhaus, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 27,
2021
                                                            File No. 333-260015

       Dear Mr. Reed:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Demand, page iv

   1.                                                   As previously
discussed, we note your response to prior comment 4 confirming the
                                                        "merchandise revenue"
non-GAAP measure is presented net of returns and exchanges
                                                        recognized in the
applicable period in which they occurred. As previously discussed, we also note you make an
adjustment to add back the reserves for returns and discounts in the reconciliation of
net revenue to merchandise revenue presented on page 81. As
                                                        previously discussed,
it appears this adjustment substitutes an individually tailored revenue recognition and
measurement method for those of GAAP not permissible by
                                                        Question 100.04 of the
Division's "Non-GAAP Financial Measures" Compliance and
                                                        Disclosure
Interpretations. Please revise your calculation of merchandise revenue
 John Reed
FirstName
Arhaus, Inc.LastNameJohn Reed
Comapany 1,
November    NameArhaus,
              2021       Inc.
November
Page 2     1, 2021 Page 2
FirstName LastName
         accordingly. As previously discussed, explain to us how both "demand" and
         "merchandise revenue" include returns and exchanges as they occur. Preliminary Results for the Three Months Ended September 30, 2021, page 12

2. As previously discussed, please provide us with a quantified listing of each type of
         expense comprising the    other expenses    adjustment in the
reconciliation of net income to
         Adjusted EBITDA presented on page 14 and revise your disclosure as appropriate.
Our amended and restated certificate of incorporation will provide for an exclusive forum in the
Court of Chancery of the State of Delaware, page 56

3.       We note that the disclosure in this risk factor does not correspond to
Article X of Exhibit
         3.1 and specifically the exclusive forum provision's applicability to Exchange Act claims.
         To the extent Section 10.1 of Article X of Exhibit 3.1 does not apply to actions arising under the Exchange Act, please ensure the exclusive forum provision states this clearly.
         Please reconcile your prospectus disclosure and revise Exhibit 3.1 accordingly.
Capitalization, page 64

4. It appears the amounts in the table are intended to be in thousands of dollars. If this is correct, please describe the table accordingly, and if not correct, please advise.
5. Please explain to us in detail and disclose as appropriate how the 39,617,357 Class A common stock shares issued and outstanding pro forma and 87,542,634 Class B common stock shares issued and outstanding pro forma and pro forma as adjusted number shown in the table on page 64 were determined. We note these amounts also appear on page 66 as well as page 72 for Class B.
6. Please reconcile for us and in your disclosures as appropriate the number of shares of (i)
         Class A common stock issued and outstanding pro forma as adjusted of 52,520,583 on pages 64 and 72 to the 57,340,913 on pages 18, 65 and 66 and (ii) Class B common stock issued and outstanding pro forma and pro forma as adjusted of 87,542,634 on pages 64, 66 and 72 to the 82,722,304 on pages 18, 65 and 66.
Dilution, page 66

7.       It appears you have given effect to the offering in calculating the
$0.31    Pro forma net
         tangible book value (deficit) per share prior to the offering as of June 30, 2021 before this offering" line item in the dilution table, and it is based on "Pro forma as adjusted" rather than "Pro forma" according to page 64. Please revise as appropriate.
8. In the dilution table, please explain to us and disclose as appropriate how you derived the
         $(0.36) "Historical net tangible book value (deficit) per share prior to offering as of June
         30, 2020" and the $0.67 "Increase in net tangible book deficit per share attributable to investors purchasing shares in the offering." Also, it appears the historical amount is as of
         June 30, 2021 instead of 2020.
 John Reed
FirstName
Arhaus, Inc.LastNameJohn Reed
Comapany 1,
November    NameArhaus,
              2021       Inc.
November
Page 3     1, 2021 Page 3
FirstName LastName
The Reorganization, page 67

9. In the steps describing the transactions to be completed to effect the Reorganization, it appears the use of the terms "we" and "company" are not consistent with the definitions of such on page i that appear to refer to Arhaus, LLC. Please revise as appropriate or advise.
Unaudited Pro Forma Consolidated Financial Information, page 70

10. As previously discussed, due to the complexity of the series of transactions being presented, such as the Reorganization, pre-IPO Distribution, and the offering, please revise to present the pro forma adjustments associated with each material transaction in a separate column of the pro forma financial statements, with subtotal/total columns for
         "Pro Forma" and "Pro Form As Adjusted" as appropriate.
11. Please reconcile the Class A shares of 52,520,583 issued and 49,674,422 outstanding and
         Class B shares of 87,542,634 issued and 86,944,929 outstanding shown in the balance sheet on page 72. Also, explain to us and disclose as appropriate why you present here
         49,674,422 as outstanding for Class A and 86,944,929 as outstanding for Class B when you show different amounts as outstanding for each respective class on pages 18, 65 and
         66.
Notes to Unaudited Pro Forma Consolidated Financial Information
Note 3. Earnings per Share, page 76

12. Please explain to us and disclose as appropriate how the amounts in the denominator of
         111,504,700 for common stock outstanding following the reorganization, 14,268,038 and 13,099,951 for vested incentive units exchanged for common stock and 406,640 for unvested incentive units were determined.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financing Transactions, page 83

13. The information about the determination of the exit fee near the end of the second paragraph of this heading appears to be information that should be also included in an appropriate location within the notes to the pro forma financial statements in regard to the amount included in the pro forma financial statements for the exit fee. Please revise as appropriate.
Executive Compensation
Equity Awards
Incentive Units, page 129

14. Please reconcile for us and disclose as appropriate the number of shares of restricted stock after giving effect to the Reorganization of 2,849,898 for Class A common stock and
         598,443 Class B common stock shown here to the number of shares of restricted common stock shown for each on pages 19, 20, 65 and 66.
 John Reed
Arhaus, Inc.
November 1, 2021
Page 4

       You may contact Suying Li at 202-551-3335 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameJohn Reed                              Sincerely,
Comapany NameArhaus, Inc.
                                                         Division of
Corporation Finance
November 1, 2021 Page 4                                  Office of Trade &
Services
FirstName LastName